

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



BY COURIER

No/Date : F/D1:343/5-7-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement





PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC is the winning bidder in the tender for the Bobov Dol power station

The Privatisation Agency of Bulgaria with its Decision No 3074-P of 4 July 2006 declared PPC as the winning bidder in the tender for the sale of up to 100% of TPP Bobov Dol EAD. Negotiations between the Privatisation Agency and PPC are expected to start very soon.

PPC welcomes the PA decision and is looking forward to the successful conclusion of this project.

Athens, July 5, 2006